SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                     No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding resignation of chief financial officer of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 29, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RESIGNATION OF CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company”) announces that on 29 July 2016, Ms. Wen Dongfen has tendered her resignation as the Chief Financial Officer of the Company (the “CFO”) due to new working arrangement.

Ms. Wen Dongfen has confirmed that she has no disagreement with the Board and there are no other matters relating to her resignation as the CFO that need to be brought to the attention of the shareholders of the Company.

The Company and the Board would like to express the gratitude to her for her hard working and contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC, 29 July 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 1, 2016